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                          October 17, 2022

       Sean E. Browne
       President and Chief Executive Officer
       Xtant Medical Holdings, Inc.
       664 Cruiser Lane
       Belgrade, MT 59714

                                                        Re: Xtant Medical
Holdings, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed October 11,
2022
                                                            File No. 333-267817

       Dear Sean E. Browne:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact
Christine Westbrook at 202-551-5019 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Emily Humbert, Esq.